July 31, 2008

Submitted on EDGAR under "CORRESP"

Ms. Katherine Wray

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Subject:	Quality Systems, Inc.

Soliciting Materials filed pursuant to Rule 14a-12

Filed July 1, 2008, by Ahmed Hussein, Ibrahim Fawzy, et al.

File No. 001-12537

Dear Ms. Wray:

We are in receipt of Nicholas Panos's letter dated July 25, 2008, regarding the subject filing. Our responses and headings correspond to the numbered comments and headings in the letter; we have included each comment in full, followed by our response.

Soliciting Materials

Press Release dated July 1, 2008

1.

Each statement or assertion of opinion or belief should be characterized as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements, including any statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Support for opinions or beliefs should be self-evident,

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disclosed in your additional soliciting materials, or provided to us on a supplemental basis. We cite the following examples of statements or assertions in your filing, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion:

▪	Your assertion that your interests "are aligned with virtually all stockholders...";
▪	Your belief that a more independent board of directors will enhance investor confidence in the company; and
▪	Your suggestion that the board currently conducts its business under "undue or inappropriate influences or the appearance that such influences are being exerted."

Response:

The first statement noted above appears in the subject filing as follows: “For over a quarter of a century, I have been involved with Quality Systems and committed to its success. As a major long-term stockholder, my interests are aligned with virtually all stockholders.” The context makes clear that Mr. Hussein’s statement that his interests are aligned with virtually all stockholders is an opinion, supported by the fact that Mr. Hussein has had a substantial equity position in Quality Systems, Inc. (“QSI”) for over 25 years. Mr. Hussein also is and has been totally independent of QSI's management; his sole objective as a director and shareholder of QSI is to increase the value of his investment in QSI. Shareholders are free to decide whether their interests are aligned with Mr. Hussein's and to vote accordingly.

The second two statements are contained in the following sentence: “I believe that a more independent Board of Directors will both enhance investor confidence in Quality Systems and the ability of the Board to conduct its business free from any undue or inappropriate influences or the appearance that such influences are being exerted.”

Mr. Hussein’s opinion that a more independent Board of Directors will enhance investor confidence in QSI is based in part upon the fact that the definition of director independence he supports is consistent with the definition that RiskMetrics Group, Inc. ("RMG"), has adopted for itself. RMG's Principles and Board Guidelines state that they have been adopted "to promote the effective functioning of the Board and its committees [and] to promote the interests of stockholders." The RMG definition of independent director, which would not permit the former chief executive officer of an issuer to ever be considered independent, would preclude Sheldon Razin, currently QSI's Chairman, from serving on Board committees that are required to be comprised solely of independent

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directors. In addition, until recently, Mr. Razin's son was an employee of QSI, another criterion under the QSI definition to not be considered independent.

Also, the view that good corporate governance enhances investor confidence is widely held. See Corporate Governance Laws Boost Investor Confidence Levels, SEC Chief Says, Knight Ridder/Tribune Business News, July, 2003; see also Testimony Concerning the Impact of the Sarbanes-Oxley Act, Chairman William H. Donaldson, U.S. Securities and Exchange Commission, Before the House Committee on Financial Services, April 21, 2005, www.sec.gov/news/testimony/ts042105whd.htm (“Since its enactment in the summer of 2002, the [Sarbanes-Oxley] Act has effected dramatic change across corporate America and beyond, and is helping to re-establish investor confidence in the integrity of corporate disclosures and financial reporting”).

Mr. Hussein’s statement regarding “undue or inappropriate influences or the appearance that such influences are being exerted” refers to issues previously described in Mr. Hussein's Form DEFN14A, dated September 6, 2005, regarding the Chairman's support for a loosening in QSI's standards of board independence, failure to retain independent Board counsel, and excessive compensation for executives and directors. Additional details regarding these issues were set forth in Mr. Hussein's PREC14A filed on July 25, 2008.

2.

Under Instruction 3 to Item 4 of Schedule 14A, the Nominees are defined as participants. In future filings, please confirm that the Nominees will not be described as only being "deemed" to be participants.

Response: Mr. Hussein confirms that in the future, the Nominees will not be described as only being "deemed" to be participants.

3.

We noticed that the amended Schedule 13D filing made on July 1, 2008 includes information concerning only three of the six individuals identified as being responsible for the filing of this soliciting material. Please explain to us, with a view toward amending the Schedule 13D, why Dr. Brennan and Messrs. DiBenedetto and Stilwell have not been identified as members of the group as defined in Exchange Act Rule 13d-5(b). Please specifically address the legal basis for the apparent belief that the absence of QSI equity ownership by these individuals has resulted in a determination, if true, that none of them are members of the group.

Response: Dr. Brennan and Messrs. DiBenedetto and Stilwell (the “Three Nominees”) have not been identified as members of the group because we do not believe they fall within the definition of Exchange Act Rule 13d-5(b). The Three Nominees have not “agree[d] to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer.” See Rule 13d-5(b). None of them holds any QSI securities or

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has any present plans or rights to acquire any QSI securities. Also, none of them has or shares any voting power or investment power with regard to any QSI securities, through any contract, arrangement, understanding, relationship or otherwise. See Rule 13d-3. They have merely agreed to be nominated for election as directors of QSI by Mr. Hussein and to serve if elected at the QSI 2008 annual meeting of stockholders.

We are unaware of any governing law, regulation or interpretation holding or finding that participants in a proxy contest who have no voting power or investment power over shares of the subject company’s stock and have not entered into any agreement or understanding to acquire, hold, vote or dispose of any such shares may be considered members of a Section 13(d) group. [See GAF Corp. v. Milstein, 453 F.2d 709 (2d Cir. 1971); Roth v. Jennings, 489 F.3d 499, 507-08 (2d Cir. 2007) .]

Closing Comments

Each of the Hussein Group Members has authorized me to confirm that he acknowledges that:

•	each of the Hussein Group Members is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Hussein Group Members may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (503) 205-2552 or my co-counsel, Spencer L. Schneider at (212) 233-7400, if you have any questions regarding the information contained in this letter.

Sincerely,
/s/ Mary Ann Frantz Mary Ann Frantz